Exhibit 99.1

Thomson Reuters Files 2019 Annual Report

TORONTO, March 10, 2020 –Thomson Reuters (TSX / NYSE: TRI) today filed its annual report for the year ended December 31, 2019. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is now available in the “Investor Relations” section of www.thomsonreuters.com. The annual report was filed with the Canadian securities regulatory agencies and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F and is available at www.sec.gov.

Hard copies of the 2019 annual report may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com. Copies may also be requested by writing to Thomson Reuters Investor Relations, Metro Center, One Station Place, Stamford, CT 06902, United States.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 646 223 4228 andrew.green@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com